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                                                                     EXHIBIT 4.2
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   LEGEND TO BE PLACED ON CERTIFICATES REPRESENTING SHARES ISSUED PURSUANT TO
      OFFERINGS EXEMPT FROM REGISTRATION UNDER THE FEDERAL SECURITIES LAWS

The following legend appears on all stock certificates issued by the Company pursuant to offerings exempt from registration under the federal securities laws pursuant to the "intrastate offering exemption" provided by Section 3(a)(11) of the Securities Act of 1933 and Rule 147 thereunder.

The shares represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") but have been sold pursuant to an exemption from the registration provisions of the Act under Section 3(a)(11) of that Act and Rule 147 promulgated thereunder. Such shares may not be resold outside the State of Ohio for nine (9) months after issuance.